PREMIUM NICKEL RESOURCES LTD. CLOSES
PRIVATE PLACEMENT FINANCING

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE
UNITED STATES

Toronto, Ontario, February 24, 2023 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") is pleased to announce that it has closed its previously-announced "best efforts" brokered private placement offering under which 4,437,184 common shares of the Company (the "Common Shares") were issued at a price of CAD$1.75 per Common Share for gross proceeds of CAD$7,765,072.00 (the "Offering").

Keith Morrison, CEO, commented: "The Company is continuing financing strategies, along with this placement, to secure strong, long-term capital partners that will support our development while also obtaining favorable financing terms. The proceeds from this offering will be used to fund further resource drilling at the Selebi and Selkirk nickel-copper-cobalt-PGE deposits in Botswana, with the intention of advancing both mines to a PEA maiden resource status prepared in accordance with NI 43-101."

Paradigm Capital Inc. acted as lead agent and sole bookrunner of the Offering (the "Lead Agent"), on behalf of a syndicate of agents (collectively, with the Lead Agent, the "Agents"). In connection with the Offering, the Company (i) paid to the Agents a cash commission equal to 6% of the gross proceeds (other than on certain president's list purchasers on which a cash commission of 3% was paid), and (ii) issued to the Agents that number of non-transferable broker warrants of the Company (the "Broker Warrants") as is equal to 6% of the number of Common Shares sold under the Offering (other than on  Common Shares issued to president's list purchasers on which Broker Warrants equal to 3% were issued). Each Broker Warrant is exercisable to acquire one Common Share at an exercise price of $1.75 per Common Share until February 24, 2025.

The net proceeds from the Offering will be used to support the ongoing exploration and redevelopment work on the Company's flagship Botswana assets, being its 100% owned Selebi and Selkirk mines, and for general corporate purposes. The Company has initiated work on upgrading the Selebi North shaft and preparing for underground pre-development work in anticipation of the upcoming underground drilling program. With the net proceeds from the Offering, we aim to accelerate the mobilization of drills on site to define a 43-101 compliant PEA maiden resource at Selebi North.

All securities issued in connection with the Offering will be subject to a hold period of four months plus a day from the date of issuance and the resale rules of applicable securities legislation.

Insiders of the Company subscribed for a total of 230,284 Common Shares under the Offering. Each subscription by an "insider" of the Company is considered to be a "related party transaction" for purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Company is exempt from the formal valuation requirement in Section 5.4 of MI 61-101 in reliance on Section 5.5(a) of MI 61-101 as the fair market value of the Offering, insofar as it involves interested parties, is not more than the 25% of the Company's market capitalization and Section 5.5(b) of MI 61-101 insofar as no securities are listed on the specified markets enumerated in MI 61-101. Additionally, the Corporation is exempt from the minority shareholder approval requirement in Section 5.6 of MI 61-101 in reliance on Section 5.7(a) insofar as the fair market value of the Offering, insofar as it involves interested parties, is not more than the 25% of the Company's market capitalization. The Company did not file a material change report more than 21 days prior to the closing of the Offering as the details of the participation of insiders of the Company was not settled until shortly prior to the closing of the Offering, and the Company wished to close the Offering on an expedited basis for sound business reasons.

This news release does not constitute an offer of securities for sale or a solicitation of an offer to buy securities in the United States or to "U.S. persons" ("U.S. persons"), as such term is defined in Regulation S promulgated under the United States Securities Act of 1933, as amended, (the "U.S. Securities Act"). The securities being offered have not been, nor will be, registered under the U.S. Securities Act or any state securities laws, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from such registration requirements.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that focuses on discovering and advancing high-quality nickel, copper and cobalt resources. We are driven by our belief that the demand for these metals will continue to grow in the medium to long term, as a result of global urbanization and the increasing adoption of electric motors over internal combustion engines. These metals are vital for achieving a low-carbon future.

Our global strategy is to identify the most promising Ni-Cu-Co-PGE projects and acquire or invest in opportunities that offer high prospectivity in mining friendly jurisdictions located in low-risk countries with supportive foreign investment and resource acts as well as rule-of-law. Our portfolio includes various global projects (Botswana, Greenland, Canada and Morocco) that complements our flagship Selebi Ni-Cu-Co sulphide mine located in Selebi-Phikwe, Botswana.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has collectively worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like Selebi and Selkirk. PNRL's team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President Business Development

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be considered "forward‐looking statements" within the meaning of applicable Canadian securities laws, including: the proposed use of proceeds of the Offering; the ability of the Company to complete other financing transactions; the Company's intention of advancing both Selebi and Selkirk mines to a PEA maiden resource in accordance with NI 43-101; and the business and prospects of the Company. These forward‐looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements, including the use of proceeds of the Offering, and the Company's consideration of other financing transactions, reflect assumptions that management believed to be appropriate in the circumstances. The Company considers its assumptions to be reasonable based on information currently available but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its businesses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking information made in this news release concerning the Company, see (i) the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of the Company, and (ii) the risk factors outlined in the filing statement of the Company dated July 22, 2022, both of which are available electronically on SEDAR (www.sedar.com) under PNRL's issuer profile. The forward‐looking statements set forth herein concerning the Company reflect management's expectations as at the date of this news release and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.